UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 14)*

Under the Securities Exchange Act of 1934

Navios Maritime Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

Y62159 143

(CUSIP Number)

Vasiliki Papaefthymiou

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

+30-210-4595000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 7, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navios Maritime Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,865,147 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,865,147 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,865,147 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 35.3% (1) (2)
14	TYPE OF REPORTING PERSON* CO

(1)

Represents shares of Common Stock of the Issuer owned by Alpha Merit Corporation (“Alpha Merit”), a wholly-owned subsidiary of Navios Holdings Maritime Holdings Inc. (“Navios Holdings”), and includes the 511,733 shares of Common Stock issued to Alpha Merit on February 7, 2019 upon the conversion of the 1,000 shares of Series C Convertible Preferred Stock of the Issuer that were held by Alpha Merit. Share numbers reflect the Issuer’s 15:1 reverse stock split that was effective November 14, 2018.

(2)

Based on 9,524,586 shares of Common Stock outstanding as of November 14, 2018 after giving effect to the Issuer’s 15:1 reverse stock split plus the 3,683,284 shares of Common Stock issued in connection with the Issuer’s acquisition on December 13, 2018 of the units of Navios Maritime Midstream Partners L.P. not already owned by the Issuer and the 511,733 shares of Common Stock issued to Alpha Merit on February 7, 2019 upon the conversion of the 1,000 shares of Series C Convertible Preferred Stock of the Issuer that were owned by Alpha Merit.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alpha Merit Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,865,147 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,865,147 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,865,147 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 35.3% (1) (2)
14	TYPE OF REPORTING PERSON* CO

(1)

Represents shares of Common Stock of the Issuer owned by Alpha Merit and includes the 511,733 shares of Common Stock issued to Alpha Merit on February 7, 2019 upon the conversion of the 1,000 shares of Series C Convertible Preferred Stock of the Issuer that were held by Alpha Merit. Share numbers reflect the Issuer’s 15:1 reverse stock split that was effective November 14, 2018.

(2)

Based on 9,524,586 shares of Common Stock outstanding as of November 14, 2018 after giving effect to the Issuer’s 15:1 reverse stock split, plus the 3,683,284 shares of Common Stock issued in connection with the Issuer’s acquisition on December 13, 2018 of the units of Navios Maritime Midstream Partners L.P. not already owned by the Issuer and the 511,733 shares of Common Stock issued to Alpha Merit on February 7, 2019 upon the conversion of the 1,000 shares of Series C Convertible Preferred Stock of the Issuer that were owned by Alpha Merit.

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 14, and by Amendment No. 1 filed on April 26, 2010, Amendment No. 2 filed on April 29, 2010, Amendment No. 3 filed on April 30, 2010, Amendment No. 4 filed on May 5, 2010, Amendment No. 5 filed on May 26, 2010, Amendment No. 6 filed on August 6, 2010, Amendment No. 7 filed on September 15, 2010, Amendment No. 8 filed on July 20, 2011, Amendment No. 9 filed on March 27, 2013, Amendment No.10 filed on March 30, 2015, Amendment No. 11 filed on September 27, 2016, Amendment No. 12 filed on November 21, 2017 and Amendment No. 13 filed on December 13, 2018, all other provisions of the Schedule 13D filed by Navios Holdings, Amadeus Maritime S.A. and Ms. Angeliki Frangou on April 8, 2010 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D, together with each of the Amendments thereto, is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

This Amendment No.14 to the Schedule 13D is being filed to disclose Alpha Merit’s acquisition of shares of Common Stock of the Issuer issued upon conversion of the Issuer’s Series C Convertible Preferred Stock that were owned by Alpha Merit.

Item 4.	Purpose of the Transaction

Item 4 to the Schedule 13D is supplemented to include the following:

On February 7, 2019, Alpha Merit acquired 511,733 shares of Common Stock upon the conversion of 1,000 shares of Series C Convertible Preferred Stock of the Issuer that were owned by Alpha Merit.

Item 5.	Interest in Securities of the Issuer

This Amendment No. 14 amends and restates Items 5(a) and (b) to the Schedule 13D as set forth below:

Navios Holdings, through its wholly-owned subsidiary, Alpha Merit, beneficially owns 4,865,147 shares (approximately 35.3%) of the Issuer’s Common Stock. The Reporting Persons have sole voting and dispositive power in respect of these shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated as of March 8, 2019, by and among the Reporting Persons relating to the filing of a joint statement on the Schedule 13D.

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2019		Navios Maritime Holdings Inc.

	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chief Executive Officer

Alpha Merit Corporation

	By:	/s/ George Achniotis
	Name:	George Achniotis
	Title	President/Director